VIA EDGAR

August 12, 2025

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Frank Knapp
Shannon Menjivar Benjamin Holt
Pam Howell

Re:	International Endeavors Corporation
Amendment No. 1 to Registration Statement on Form 10-12G Filed July 3, 2025
File No. 000-55649

Ladies and Gentlemen:

On behalf of International Endeavors Corporation (the “Company,” “we,” “our,” or “us”), we submit this letter in response to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated July 29, 2025 (the “Comment Letter”) with respect to the Amendment No. 1 to the Registration Statement on Form 10-12G filed with the Commission on July 3, 2025 (the “Amendment No. 1”) through EDGAR.

For your convenience, we have repeated each of the Staff’s comments below in bold text, followed by the Company’s responses. We have included page references in the Amendment No. 1 where the language addressing a particular comment appears. Capitalized terms used but not defined herein have the meanings set forth in the Amendment No. 1.

The Company has revised the Amendment No. 1 in response to the Staff’s comments and is concurrently submitting the Amendment No. 2 to the Registration Statement on Form 10-12G (the “Amendment No. 2”) with this letter, which reflects these revisions and updates and clarifies certain other information.

Amendment No. 1 to Registration Statement on Form 1012G filed July 3, 2025

Introductory Comment, page iii

1.	Please revise to clearly state whether you conduct any operations through a variable interest entity. In this regard, we note your disclosure here that you conduct operations through your wholly owned subsidiaries based in Hong Kong and an affiliated company in Australia. However, in Note 2 to your financial statements on page F-28, you refer to the company’s subsidiaries and variable interest entity.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not have variable interest entities. We have revised Note 2 to the financial statements accordingly.

2.	Where you discuss the Holding Foreign Companies Accountable Act (HFCAA), please revise to clarify that the HFCAA, as amended by the Consolidated Appropriations Act, 2023, decreased the number of consecutive non-inspection years triggering the trading prohibition from three years to two years. Please also revise similar disclosures on pages vi and 29-30.

Response: The Company acknowledges the Staff’s comment and has revised pages iii, v, 30, and 31 accordingly.

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Business, page 1

3.	Please revise the organizational chart on page 1 to also reflect ModuLink Inc.'s preferred ownership interest in you and your directors' interests in ModuLink Inc., as you discuss on page 2 and elsewhere.

Response: The Company acknowledges the Staff’s comment and has revised page 1 accordingly.

4.

Please clarify the statement on page 2 that "we believe that our current cash and other sources of liquidity discussed below are adequate to support operations for at least the next 12 months." In this regard we note that two promissory notes in the amount of $124,549 are past due, see page 26, and we note that cash flow from operations was negative, see page F-5. Please also include a discussion of this default in the MD&A section.

Response: The Company acknowledges the Staff’s comment and has revised pages 2, 41 and 45 accordingly.

5.	We note that most of your revenues appear related to specific projects, such as those included in the tables on page 7, which we note does not include any projects after 2023. Please revise to also provide more details regarding the specific material projects undertaken in 2024 and currently being undertaken by the company. For those projects currently being undertaken, please describe the material terms of each individual contract including the term length (multi-year, one year, etc.), specific details of the planned construction and services provided, and any material provisions or conditions that may affect the completion of the project.

Response: The Company acknowledges the Staff’s comment and has revised page 8 accordingly.

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Management's Discussion and Analysis of the Results of Operations, page 40

6.	When discussing the results of operations, please discuss in greater detail the reasons for the changes in the line items. For example, please explain the underlying reasons for the drop in revenue derived from the design and build services. See Item 303(b) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the Management’s Discussion and Analysis of the Results of Operations section accordingly.

Item 5. Directors and Executive Officers, page 55

7.	Please ensure that you have described the business experience during the past five years of each of your directors and executive officers, including each person's principal occupations and employment during the past five years and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. See Item 401(e) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised pages 56 and 57 accordingly.

Executive Compensation, page 58

8.	We note the disclosure on page 58 regarding base salaries and the disclosure on page 59 that you have agreed to pay Messrs. Fu and Au-Yeung a monthly fee of HK$20,000 (approximately $2,564) and HK$10,000 (approximately $1,282) for their services. However, the summary compensation table does not reflect any base salary. Please advise or revise. To the extent that compensation was deferred, please include the amount in the appropriate column of the table. See Instruction 4 to Item 402(n) of Regulation S-K. Please reconcile or advise regarding similar inconsistency with the director compensation. Please also revise the narrative following the summary compensation table and director compensation table to explain what is included in the all other compensation column.

Response: The Company acknowledges the Staff’s comment and has revised pages 60 and 61 accordingly.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 61

9.	Please expand to disclose all of the information required by Item 404(a)(5) of Regulation S-K for the two promissory notes held by Zenith HK.

Response: The Company acknowledges the Staff’s comment and has revised pages 62 and 63 accordingly.

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10.	As applicable, please file as an exhibit any material contract related to the transactions with Leidenford Ltd. See Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and notes that the Company is not a party to a written contract with Leidenford Ltd. but is a party to an oral agreement. The Company has revised page 64 to describe the terms of the Company’s oral agreement with Leidenford Ltd.

Item 9. Market Price of and Dividends of the Registrant's Common Equity and Related

Stockholder Matters, page 64

11.	Please revise to disclose, if true, that your securities are quoted on the OTCID Basic Market. As applicable, please also revise your references to the Over-the-Counter-Bulletin-Board on pages iii and 2.

Response: The Company acknowledges the Staff’s comment and has revised pages ii, 2 and 65 accordingly.

Index to Consolidated Financial Statements, page F-1

12.	It appears you have presented consolidated financial statements of International Endeavors Corporation and ModuLink Investment Limited as of and for the years ended December 31, 2024 and 2023, and as of and for the three months ended March 31, 2025 and 2024. We note your disclosure on page F-6 that there was a change of control in early 2025. In light of this change of control, we are unclear how you determined it was appropriate to present financial statements as if the share exchange had occurred at the beginning of the earliest reporting period presented. Please advise, or revise to separately present audited financial statements of International Endeavors Corporation in accordance with Article 8 of Regulation S-X, as required by Item 13 of Form 10.

Response: The Company respectfully acknowledges the Staff’s comment and provide the following explanation to support its determination that the Share Exchange between International Endeavors Corporation (“IDVV”) and ModuLink Investment Limited (“MIL”) should be accounted for as a reverse recapitalization.

1.	Transaction Sequence and Linkage

The transaction timeline is summarized below:

•	February 10, 2025: ModuLink Inc., a British Virgin Islands company, acquired 100% of the issued and outstanding Preferred A shares of IDVV from Mr. Raymond Valdez, the prior sole officer and director. As a result, ModuLink Inc. obtained voting and operational control of IDVV. Simultaneously, Mr. Valdez resigned from all positions, and the new directors and officers affiliated with ModuLink Inc. were appointed.
•	March 28, 2025: IDVV entered into a Share Exchange Agreement with the shareholders of MIL, a newly formed holding company incorporated in the British Virgin Islands. The principal shareholders and officers of MIL - Mr. Tam, Mr. Fu, and Mr. Au-Yeung who collectively hold a 60% equity interest in MIL are the same individuals who hold 100% of the ownership interests in ModuLink Inc.
•	May 1, 2025: The Share Exchange was consummated, with IDVV issuing common shares in exchange for 100% of the equity interests of MIL, thereby making MIL a wholly owned subsidiary of IDVV.

The February 2025 change of control was not an isolated or independent transaction, but rather an initial step in a coordinated and integrated series of transactions designed to facilitate the combination of MIL with IDVV and allow MIL to become a public company. ModuLink Inc. was established specifically to acquire control of IDVV in anticipation of the subsequent Share Exchange with MIL, as part of a broader strategic reorganization planned and executed by the same group of beneficial owners.

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2. Continuity of Control

From the time of the February 2025 change of control through the May 2025 Share Exchange, the same group of individuals maintained continuous and effective control over all entities involved:

•	ModuLink Inc., the acquirer of IDVV’s Preferred A shares, is beneficially owned and controlled by Mr. Tam, Mr. Fu, and Mr. Au-Yeung, holding 50%, 25%, and 25% ownership interests, respectively. These individuals are also the majority shareholders and directors of MIL and its operating subsidiaries.
•	At no point between February and May 2025 was there a change in the ultimate ownership or governance of either IDVV or MIL;
•	From February 2025 onward, IDVV’s management, governance, and corporate direction were entirely aligned with MIL, and controlled by the same beneficial owners.

This continuity of ownership and control across all entities and throughout the entire transaction sequence demonstrates that the Share Exchange was a culmination of an integrated plan and that IDVV and MIL were under common control as early as February 2025.

3. Common Control and Reverse Recapitalization Basis

Pursuant to ASC 805-50-15-6, entities are considered under common control when the same individual(s) or group holds a controlling financial interest in each entity, and that control is not transitory. In this case:

•	The individuals exercising control over both ModuLink Inc. and MIL remained identical and consistent throughout the transaction period;
•	The February 2025 acquisition of IDVV’s Preferred A shares by ModuLink Inc. effectively transferred control to the same group controlling MIL;
•	There was no unrelated third-party involvement, and no change in control occurred at any point thereafter;
•	The Share Exchange was part of a planned sequence of events with a common strategic objective — to reorganize MIL under a public shell company controlled by the same ownership.

Additionally, pursuant to Regulation S-X Rule 3-05(a)(3), acquisitions of a group of related businesses that are probable or have occurred subsequent to the latest fiscal year-end must be treated as a single business acquisition if the businesses:

(i) are under common control or management;
(ii) are mutually conditional on one another; or

(iii) are conditioned on a single common event.

In our case, the acquisition of IDVV’s Preferred A shares in February 2025 and the subsequent Share Exchange with MIL in May 2025 meet all three of these conditions. The same individuals — Mr. Tam, Mr. Fu, and Mr. Au-Yeung — controlled both ModuLink Inc. and MIL throughout the transaction period. The Share Exchange was not a stand-alone event, but rather the culmination of a pre-planned series of coordinated actions intended to reorganize MIL under a public company. These transactions were interdependent, strategically linked, and executed with a single, common objective: to bring MIL public through a reverse recapitalization. Accordingly, based on Rule 3-05(a)(3), the transactions should be treated as a single acquisition of related businesses under common control, further supporting our conclusion that common control accounting and reverse recapitalization treatment are appropriate.

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Accordingly, the Share Exchange qualifies as a transaction between entities under common control. The appropriate accounting treatment under ASC 805-40-25-1 is to account for the transaction as a reverse recapitalization, whereby:

•	MIL is identified as the accounting acquirer;
•	IDVV, though the legal acquirer, is a non-operating public shell and is treated as the accounting acquiree;
•	The transaction is treated as a capital reorganization, not a business combination under the acquisition method;
•	The historical financial statements of the registrant reflect those of MIL for all periods presented.

This conclusion is supported by the SEC Financial Reporting Manual (FRM) Sections 12100, which confirm that reverse recapitalizations should be accounted for as capital transactions, and that the financial statements of the accounting acquirer (i.e., MIL) should be presented for all periods.

4. Financial Reporting Implications under Regulation S-X Rule 15-01(e)

In accordance with Rule 15-01(e) of Regulation S-X:

"After a shell company registrant... acquires a business that is its predecessor, the financial statements of the shell company for periods prior to consummation of the acquisition are not required to be included..."

In our case:

•	IDVV qualifies as a shell company prior to the acquisition;
•	MIL is the accounting acquirer and ongoing operating business, and thus the predecessor for financial reporting purposes;
•	MIL’s audited financial statements for the two most recent fiscal years and the interim period ended March 31, 2025 have been provided and retrospectively presented in Amendment No. 1 to Form 10 to reflect the reverse recapitalization appropriately.

Therefore, in line with Rule 15-01(e) and established SEC practice for reverse recapitalizations, separate audited financial statements of IDVV prior to the Share Exchange are not required, nor would they provide useful or relevant information to investors, given the absence of historical operations.

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Conclusion

In summary:

•	The February 2025 change of control was the initiating event in an integrated and planned reorganization, culminating in the Share Exchange;
•	Continuous control by the same group of individuals across ModuLink Inc., MIL, and IDVV substantiates the application of common control accounting;
•	The Share Exchange constitutes a reverse recapitalization, not a business combination, and MIL is the appropriate accounting acquirer;
•	The financial reporting approach complies with ASC 805-40, SEC FRM Topic 12, and Regulation S-X Rule 15-01(e);
•	Separate audited financial statements of IDVV are neither required nor relevant, as MIL represents the ongoing operations of the registrant.

In light of the above, we consider it is appropriate to present the consolidated financial statements as if the share exchange had occurred at the beginning of the earliest reporting period presented. We respectfully believe the financial statements included in Amendment No. 2 to Form 10 are compliant with applicable U.S. GAAP and SEC requirements and accurately reflect the substance of the transaction. We have also revised Note 1 of the financial statements to be consistent with this treatment.

Exhibits

13.	Please re-file Exhibit 10.6 in accordance with Item 601(b)(10)(iv) of Regulation S-K. In this regard, we note that you have redacted certain provisions of the agreement.

Response: The Company acknowledges the Staff’s comment and has refiled Exhibit 10.6. We have also redacted bank information from the exhibit.

Very truly yours,

/s/ Wah Fu
Wah Fu
Chief Executive Officer and Director

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